UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Orchestra Biomed Holdings, Inc.

(Name of Issuer)

Common Stock, par value $ $0.0001 per share

(Title of Class of Securities)

68572M106

(CUSIP Number)

40 10th Avenue, Floor 7

New York, New York 10014

(215) 862-5797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Geoffrey W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,297(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,297(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,297(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 25,575 shares over which Mr. Smith (the “Reporting Person”) has the right to acquire dispositive power upon the exercise of options exercisable as of or within 60 days; (ii) 1,049,224 shares held by Ascent Biomedical Ventures II, L.P. (“ABV II”), (iii) 136,097 shares over which ABV II has the right to acquire dispositive power upon the exercise of warrants exercisable as of or within 60 days; (iv) 256,623 shares held by Ascent Biomedical Ventures Synecor, LP (“ABV Synecor”); (v) 519 shares over which ABV Synecor has the right to acquire dispositive power upon the exercise of warrants exercisable as of or within 60 days; (vi) 201,319 shares held by Ascent Biomedical Ventures II NY, LP (“ABV II NY”); and (vii) 43,940 shares over which ABV II NY has the right to acquire dispositive power upon the exercise of warrants exercisable as of or within 60 days. ABV, LLC serves as general partner to ABV II, ABV Synecor and ABV II NY. Mr. Smith is a managing member of ABV, LLC. As such, Mr. Smith may be deemed to have voting and dispositive power over the shares held by ABV II, ABV Synecor and ABV II NY.

(2)

This percentage is calculated based on 31,614,079 shares of common stock, $0.0001 par value (“Common Stock”) reported by Orchestra Biomed Holdings, Inc. (the “Issuer”) in its Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 31, 2023.

Item 1. Security and Issuer

This statement relates to the Common Stock of the Issuer, having its principal executive office at 150 Union Square Drive, New Hope, PA 18938.

Item 2. Identity and Background

(a) The reporting person is Geoffrey W. Smith.

(b) Mr. Smith’s principal business address is 11 Times Square, Suite 1500A, New York, NY 10036.

(c) Mr. Smith is co-founder and General Partner of Ascent Biomedical Ventures, LLC (“ABV”), a New York City-based venture capital firm focused on early-stage life sciences investments and an investor in Caliber, BackBeat and FreeHold. He is also the founder and Managing Partner of Digitalis Ventures, a venture capital firm that invests across the full continuum of the healthcare ecosystem. Mr. Smith is a director of the Issuer.

(d) During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On January 26, 2023, Health Sciences Acquisitions Corporation 2, a Cayman Islands exempted company (“HSAC2”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement, dated as of July 4, 2022 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated July 21, 2022, and Amendment No. 2 to Agreement and Plan of Merger, dated November 21, 2022, the “Merger Agreement”), by and among HSAC2, HSAC Olympus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HSAC2 (“Merger Sub”), and Orchestra BioMed, Inc., a Delaware corporation (“Orchestra”). Before the closing of the Business Combination (the “Closing”), HSAC2 deregistered in the Cayman Islands and domesticated as a Delaware corporation (the “Domestication”). At the Closing, Merger Sub merged with and into Orchestra, with Orchestra surviving such merger as the surviving entity (the “Merger”). Upon consummation of the Business Combination, Orchestra became a wholly owned subsidiary of HSAC2. HSAC2 then changed its name to “Orchestra BioMed Holdings, Inc.” (“New Orchestra”).

Upon the closing of the Merger, based on a ratio of 0.465 shares of HSAC2 common stock, par value $0.0001 per share (“HSAC2 Common Stock” and after giving effect to the Business Combination, “New Orchestra Common Stock”), for each whole share of Orchestra common stock, par value $0.0001 per share (the “Orchestra Common Stock”), 20,191,338 shares of New Orchestra Common Stock were issued to Orchestra stockholders and 5,523,834 shares of New Orchestra Common Stock were reserved for issuance pursuant to the Orchestra stock options and warrants converted into New Orchestra stock options and warrants in the Merger.

Item 4. Purpose of the Transaction

The information contained in Item 3 is incorporated by reference in this Item 4. All of the Common Stock beneficially owned by the Reporting Person, as reported in this Statement, was received in connection with the Business Combination.

Mr. Smith serves as a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of Issuer

(a)-(b) The responses to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which Mr. Smith has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c) On January 26, 2023, subsequent to the closing of the Business Combination, the Reporting Person was granted 15,000 warrants to purchase Common Stock at an exercise price of $11.50. Fifty percent (50%) of the warrants become exercisable 24 months after completion of the Business Combination and the remaining fifty percent (50%) of the warrants become exercisable 36 months after completion of the Business Combination, in each case subject to the Reporting Person’s continued service with the Issuer or one of its subsidiaries through such date.

Except as stated above and set forth in this Statement, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Statement.

(d) Except as otherwise described herein, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the closing of the Business Combination, on January 26, 2023, the Reporting Person, the Issuer, and other parties thereto entered into an amended and restated registration rights and lock-up agreement (the “Registration Rights Agreement”) with respect to the resale of shares of the Issuer held or acquired by such stockholders two business days prior to the filing of a registration statement with the SEC or a pre-effective amendment thereto.

The Registration Rights Agreement amends and restates the registration rights agreement that HSAC2 entered into as of August 3, 2020 in connection with its initial public offering. Subject to the Lock-Up described below, the Issuer will file a registration statement to register the public resale of the shares as soon as reasonably practicable, but in any event within 120 calendar days following the closing of the Business Combination. In addition, subject to certain requirements and customary conditions, including with regard to the number of requests that may be made and when, such stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $25 million. In addition, the stockholders party to the Registration Rights Agreement will have certain “piggy-back” registration rights that require the Issuer to include such securities in registration statements that the Issuer otherwise files, subject to certain requirements and customary conditions. The Registration Rights Agreement does not contain liquidated damages provisions or other cash settlement provisions resulting from delays in registering the Issuer’s securities. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The Registration Rights Agreement contains customary indemnification provisions.

Pursuant to the Registration Rights Agreement, the signatories thereto have agreed, subject to certain customary exceptions, not to (i) sell, assign, offer to sell, contract or agree to sell, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares subject to lock-up, (ii) establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Lock-up Shares (as defined below), (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, or (iv) publicly announce an intention to effect any of the foregoing during the Lock-up Period (as defined below). The shares subject to lock-up are any shares of New Orchestra Common Stock or any security convertible into or exercisable or exchanged for New Orchestra Common Stock beneficially owned or owned of record by such holder (“Lock-up Shares”), and the term “Lock-Up Period” means the period from the Closing until the earlier of: (1)(a) 12 months after the Closing with respect to the (i) 4,000,000 shares of New Orchestra Common Stock issued in the Domestication in exchange for 4,000,000 of HSAC2 ordinary shares that were issued to HSAC2’s initial shareholders prior to its initial public offering, (ii) 450,000 shares of New Orchestra Common Stock issued in the Domestication in exchange for 450,000 of HSAC2 ordinary shares that were issued in a private placement simultaneously with HSAC2’s initial public offering and (iii) any shares of New Orchestra Common Stock or any security convertible into or exchangeable for New Orchestra Common Stock beneficially owned or owned of record by RTW Investments, LP and its affiliates as of January 26, 2023, and (b) six (6) months after the closing of the Business Combination with respect to all other holders and New Orchestra Common Stock and (2) the date on which New Orchestra completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Orchestra stockholders having the right to exchange their shares of New Orchestra Common Stock for cash, securities or other property.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger dated as of July 4, 2022 by and among Health Sciences Acquisitions Corporation 2, HSAC Olympus Merger Sub, Inc., and Orchestra BioMed, Inc. (incorporated by reference to Annex A-1 of Amendment No. 4 of HSAC2’s Form S-4 (File No. 333-266660), filed with the SEC on December 12, 2022).

2	Amended and Restated Registration Rights and Lock-Up Agreement, by and among Health Sciences Acquisitions Corporation 2, equityholders thereof and certain stockholders of Orchestra BioMed, Inc. (incorporated by reference to Exhibit 10.1 of Orchestra Biomed Holdings, Inc.’s Form 8-K (File No. 001-39421), filed on January 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

February 6, 2023

/s/ Geoffrey W. Smith
Geoffrey W. Smith